SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.

(Name of Subject Company (issuer))

Nicole Crafts LLC

Sbar’s Acquisition Corporation

(Names of Filing Persons (offeror))

Adolfo Piperno

(Names of Filing Persons (other Person(s)))

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Adolfo Piperno

Nicole Crafts LLC

14 Sbar Boulevard

Moorestown, New Jersey 08057

(856) 234-8220

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

M. Todd Wade

Robert D. Klingler

Bryan Cave LLP

1201 West Peachtree Street, NW

Fourteenth Floor

Atlanta, Georgia 30309

(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,699,581	$4,664.17

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This amount assumes the purchase of up to 25,437,238 shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc. at a purchase price of $1.60 per share. Such number of Shares consists of (i) 25,428,753 Shares issued and outstanding as of October 3, 2011, and (ii) 8,485 Shares that are expected to be issuable before the expiration of the tender offer under stock appreciation rights.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00011460.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relates to a tender offer by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Purchaser”) and a wholly owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”) that is controlled by Adolfo Piperno, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of Common Stock, no par value (the “Shares”), of A.C. Moore Arts & Crafts, Inc., a Pennsylvania corporation (the “Company”), at a price of $1.60 per Share to the sellers thereof in cash without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase dated October 18, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1. Summary Term Sheet

The information set forth in the section entitled “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

The subject company is A.C. Moore Arts & Crafts, Inc. The address of the principal executive offices of the Company is 130 A.C. Moore Drive, Berlin, New Jersey 08009, and its telephone number is (856) 768-4930.

As of October 3, 2011 (as represented by the Company in the Agreement and Plan of Merger dated as of October 3, 2011, as amended on October 17, 2011, by and among Parent, Purchaser and the Company (the “Merger Agreement”)), there were 25,428,753 Shares outstanding (including 816,460 shares of Company Restricted Stock (as defined in the Merger Agreement) for which the restrictions have not yet lapsed). As of October 3, 2011 (as represented by the Company in the Merger Agreement), there were 2,734,190 Shares reserved for issuance upon the exercise of outstanding employee stock options and stock appreciation rights. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

The information set forth in the section entitled “Price Range of Shares; Dividends on the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

The information set forth in the section entitled “Certain Information Concerning Parent and

Purchaser” of the Offer to Purchase and Annex A in the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in the sections entitled “Certain Information Concerning the Company,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger Agreement” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

The information set forth in the sections entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; The Merger; Plans for the Company,” “The Merger Agreement” and “Dividends and Distributions” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

The information set forth in the section entitled “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in the section entitled “Certain Information Concerning Parent and Purchaser” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the “Introduction” and in the section entitled “Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a)(1) The information set forth in the sections entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; The Merger; Plans for the Company” and “The Merger Agreement” in the Offer to Purchase and Annex A of the Offer to Purchase is incorporated herein by reference.

(a)(2), (3) The information set forth in the sections entitled “Purpose of the Offer; The Merger; Plans for the Company,” “Conditions to Purchaser’s Obligations” and “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in the sections entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” in the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in the section entitled “Certain Regulatory and Legal Matters” in the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated October 18, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter of Instruction to Plan Participants in the Company’s 401(k) Plan.

(a)(1)(G)	Form of Summary Advertisement Published in the New York Times on October 18, 2011.

(a)(5)(A)	Press Release of the Company, dated October 4, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(a)(5)(B)	Joint Press Release of the Company and Parent, dated October 18, 2011, announcing the commencement of the Offer.

(a)(5)(C)	Class Action Complaint dated October 11, 2011 (Provoncha v. A.C. Moore Arts & Crafts, Inc., et al.).

(b)(1)	Commitment Letter, dated September 1, 2011, from Wells Fargo Bank, National Association to Sbar’s Acquisition Corporation.

(b)(2)	Amendment to Commitment Letter, dated September 30, 2011, from Wells Fargo Bank, National Association to Sbar’s Acquisition Corporation.

(d)(1)	Agreement and Plan of Merger by and among Purchaser, Parent and the Company, dated as of October 3, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger by and among Purchaser, Parent and the Company, dated as of October 17, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on 8-K filed by the Company on October 18, 2011).

(d)(3)	Deposit Escrow Agreement, dated as of October 3, 2011, by and among Purchaser, Parent, the Company and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(4)	Limited Guaranty, dated as of October 3, 2011, made and delivered by Sbar’s, Inc. to the Company in favor of, and for the benefit of, the Guaranteed Parties named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(5)	Exclusivity Agreement, dated July 28, 2011 by and between Sbar’s, Inc. and the Company.

(d)(6)	First Amendment to Exclusivity Agreement, dated September 15, 2011, by and between Sbar’s, Inc. and the Company.

(d)(7)	Second Amendment to Exclusivity Agreement, dated September 23, 2011, by and between Sbar’s, Inc. and the Company.

(d)(8)	Third Amendment to Exclusivity Agreement, dated September 30, 2011, by and between Sbar’s, Inc. and the Company.

(d)(9)	Confidentiality Agreement, dated April 4, 2011, by and between Janney Montgomery Scott LLC, as agent in fact for the Company and Sbar’s, Inc.

Item 13. Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2011

NICOLE CRAFTS LLC

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

SBAR’S ACQUISITION CORPORATION.

By:	/s/ Adolfo Piperno
Adolfo Piperno
President

/s/ Adolfo Piperno
Adolfo Piperno

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated October 18, 2011.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Letter of Instruction to Plan Participants in the Company’s 401(k) Plan.

(a)(1)(G)	Form of Summary Advertisement Published in the New York Times on October 18, 2011.

(a)(5)(A)	Press Release of the Company, dated October 4, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(a)(5)(B)	Joint Press Release of the Company and Parent, dated October 18, 2011, announcing the commencement of the Offer.

(a)(5)(C)	Class Action Complaint dated October 11, 2011 (Provoncha v. A.C. Moore Arts & Crafts, Inc., et al.).

(b)(1)	Commitment Letter, dated September 1, 2011, from Wells Fargo Bank, National Association to Sbar’s Acquisition Corporation.

(b)(2)	Amendment to Commitment Letter, dated September 30, 2011, from Wells Fargo Bank, National Association to Sbar’s Acquisition Corporation.

(d)(1)	Agreement and Plan of Merger by and among Purchaser, Parent and the Company, dated as of October 3, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(2)	Amendment No. 1 to Agreement and Plan of Merger by and among Purchaser, Parent and the Company, dated as of October 17, 2011 (incorporated herein by reference to Exhibit 2.1 to the Current Report on 8-K filed by the Company on October 18, 2011).

(d)(3)	Deposit Escrow Agreement, dated as of October 3, 2011, by and among Purchaser, Parent, the Company and Wells Fargo Bank, National Association (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(4)	Limited Guaranty, dated as of October 3, 2011, made and delivered by Sbar’s, Inc. to the Company in favor of, and for the benefit of, the Guaranteed Parties named therein (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on October 4, 2011).

(d)(5)	Exclusivity Agreement, dated July 28, 2011 by and between Sbar’s, Inc. and the Company.

(d)(6)	First Amendment to Exclusivity Agreement, dated September 15, 2011, by and between Sbar’s, Inc. and the Company.

(d)(7)	Second Amendment to Exclusivity Agreement, dated September 23, 2011, by and between Sbar’s, Inc. and the Company.

(d)(8)	Third Amendment to Exclusivity Agreement, dated September 30, 2011, by and between Sbar’s, Inc. and the Company.

(d)(9)	Confidentiality Agreement, dated April 4, 2011, by and between Janney Montgomery Scott LLC, as agent in fact for the Company and Sbar’s, Inc.